FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

December 2, 2004

Commission File Number:  33-79548

EURO DISNEY S.C.A.

(Translation of registrant’s name into English)

Immeubles Administratifs

Route Nationale 34

77144 Chessy

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EURO DISNEY S.C.A.

Euro Disney announces Finalization and Signing of Legal
Documentation for its Financial Restructuring

(Marne-la-Vallée, December 2, 2004)  Euro Disney S.C.A. (the “Company”), operator of Disneyland Resort Paris, reported today that the Company and other entities of the Euro Disney Group, The Walt Disney Company (“TWDC”), Caisse des Dépôts et Consignations and the Company’s other lenders have finalized and signed the legal documentation called for by the previously announced memorandum of agreement (“MOA”), which became effective September 30, 2004.

Most of the terms of the MOA, including the continued waiver of certain debt covenants for fiscal years 2003 and 2004 and the final documentation, remain subject to certain conditions including the condition that the Company, subject to shareholders’ approval, complete a capital increase for at least €250 million in the form of an offering of shares of the Company with preferential subscription rights of the shareholders maintained.  The Company has until March 31, 2005 to complete such capital increase.  Absent that, the Company, TWDC and the Group’s other lenders would have thirty days after March 31 to negotiate a new waiver of debt covenants and reach a new agreement on a financial restructuring.  Absent such a waiver and agreement, the Company would then be unable to meet all of its debt obligations.

The annual shareholders’ meeting of the Company will take place on December 17, 2004, in the form of a combined ordinary and extraordinary meeting, and will address approvals of certain transactions called for by the MOA including the legal reorganization contemplated therein as well as the abovementioned capital increase.

Corporate Communication	Investor Relations
Pieter Boterman	Sandra Picard-Ramé
Tel: +331 64 74 59 50	Tel: +331 64 74 56 28
Fax: +331 64 74 59 69	Fax: +331 64 74 56 36
e-mail: pieter.boterman@disney.com	e-mail: sandra.picard.rame@disney.com

Code ISIN:	FR0000125874	Code Reuters:	EDL.PA
Sicovam:	12 587	Code Bloomberg:	EDL FP

Euro Disney S.C.A. and its subsidiaries operate the Disneyland Resort Paris which includes: Disneyland Park, Walt Disney Studios Park, seven themed hotels with approximately 5,800 rooms (excluding 2,033 additional third-party rooms located on the site), two convention centres, Disney Village (a dining, shopping and entertainment centre) and a 27-hole golf facility.  The Group’s operating activities also include the management and development of the 2,000-hectare site, which currently includes approximately 1,000 hectares of undeveloped land.  Euro Disney S.C.A.’s shares trade in Paris (SRD), London and Brussels.

Management believes certain statements in this press release may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are made on the basis of management’s views and assumptions regarding future events and business performance as of the time the statements are made.  Actual results may differ materially from those expressed or implied.  Such differences may result from actions taken by the Company, as well as from developments beyond the Company’s control, including changes in political or economic conditions.  Other factors that may affect results are identified in the Company’s documents filed with the U.S. Securities and Exchange Commission.

This press release is not an offer to sell or a solicitation to buy any securities in the rights offering and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.  The rights offering will be made only by means of an offering document complying with the applicable securities laws of the jurisdiction or jurisdictions in which such rights offering shall be made.  The securities offered in the rights offering have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States or in any other jurisdiction absent registration, an applicable exemption from registration requirements or qualification under the applicable securities laws of such jurisdiction.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, Euro Disney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO DISNEY S.C.A.
By the Management Company (Gerant) Euro Disney S.A.S.

Date: December 2, 2004

	By:	/s/ Laurent Schmitt
	Name:	Laurent Schmitt
	Title:	Director Transactional Accounting